September 26, 2012

Via Electronic Filing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Re: Nomura Partners Funds, Inc.

Filing on Form N-1A (33 Act File No. 033-13863; 40 Act File No. 811-001090

Ladies and Gentlemen

On behalf of Nomura Partners Funds, Inc. (the “Corporation”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 is an amendment to the Corporation’s registration statement on Form N-1A (the “Registration Statement”), including the exhibits thereto, which amendment constitutes Post-Effective Amendment No. 45 to the Registration Statement under the Securities Act (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of adding an additional series to the Registrant, namely, the U.S. High Yield Fund. The Amendment is to be effective 75 days after filing.

Please direct any communications relating to this filing to the undersigned at 617-662-1742.

Very truly yours,

/s/ David James
David James

cc:	Susan Betteridge Baker